SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. 3)*

B Communications Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share

 (Title of Class of Securities)

M15629 10 4

 (CUSIP Number)

May 19, 2016

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M15629 10 4	13G/A	Page 2 of 10 Pages
1.	NAMES OF REPORTING PERSONS Altshuler Shaham Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,686 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,686 (1)
	8.	SHARED DISPOSITIVE POWER 125,580 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,266 (3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (4)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Consists of Ordinary Shares held by Altshuler Shaham Ltd. in a nostro account for the benefit of its shareholders.

(2)	Consists of Ordinary Shares held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., a wholly-owned subsidiary of the Reporting Person. The mutual funds are managed by employees of the Reporting Person for the benefit of public investors and not for the economic benefit of the Reporting Person. The Reporting Person lacks authority with respect to the voting of all of such Ordinary Shares. See Item 4.

(3)	Consists of the aggregate of the Ordinary Shares described in footnotes (1) and (2) above.

(4)
Based on 29,889,045 Ordinary Shares issued and outstanding (excluding 19,230 Ordinary Shares held by the Issuer as treasury stock) as of May 9, 2016 (as appearing in the Issuer’s proxy statement for its 2016 annual general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 9, 2016).

CUSIP No. M15629 10 4	13G/A	Page 3 of 10 Pages
1.	NAMES OF REPORTING PERSONS Gilad Altshuler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 125,580 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,580 (1) (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (3)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists entirely of Ordinary Shares held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., for which the Reporting Person serves as chief executive officer, an investment manager and a member of the investment committee. All of such mutual funds are managed by the Reporting Person (together with other individuals) for the benefit of public investors and not for the economic benefit of the Reporting Person. The Reporting Person lacks authority with respect to the voting of all of such Ordinary Shares. See Item 4.

(2)	Excludes 1,686 Ordinary Shares held by Altshuler Shaham Ltd. for the benefit of its shareholders. While the Reporting Person holds an indirect economic interest in these additional Ordinary Shares, he does not possess any power to make decisions with respect to the voting or disposition of them.

(3)	Based on 29,889,045 Ordinary Shares issued and outstanding (excluding 19,230 Ordinary Shares held by the Issuer as treasury stock) as of May 9, 2016 (as appearing in the Issuer’s proxy statement for its 2016 annual general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 9, 2016).

CUSIP No. M15629 10 4	13G/A	Page 4 of 10 Pages
1.	NAMES OF REPORTING PERSONS Danny Yardeni
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 125,580 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,580 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists entirely of Ordinary Shares held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., for which the Reporting Person serves as an assistant investment manager and plays a role in decision-making concerning the disposition of such Ordinary Shares. The Reporting Person lacks authority with respect to the voting of such Ordinary Shares. All of such mutual funds are managed for the benefit of public investors and not for the economic benefit of the Reporting Person. See Item 4.

(2)	Based on 29,889,045 Ordinary Shares issued and outstanding (excluding 19,230 Ordinary Shares held by the Issuer as treasury stock) as of May 9, 2016 (as appearing in the Issuer’s proxy statement for its 2016 annual general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 9, 2016).

Item 1(a).  Name of Issuer:

The name of the issuer is B Communications Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

Item 2(a).  Name of Person Filing:

The following entity and individuals, listed in (i)-(iii) below, who are filing this Amendment No. 3 (“Amendment No. 3”) to the Statement of Beneficial Ownership on Schedule 13G originally filed on June 12, 2013 (the “Original Statement”), as amended by Amendment No. 1 thereto, filed on February 13, 2014 (“Amendment No. 1”) and Amendment No. 2 thereto, filed on March 11, 2015 (“Amendment No. 2”), are referred to herein collectively as the “Reporting Persons”:

(i)	Altshuler Shaham Ltd. (“Altshuler Shaham”)
(ii)	Gilad Altshuler
(iii)	Danny Yardeni

Altshuler Shaham is owned by several entities, including Gilad Altshuler Holdings Ltd. (33.26% equity interest), which itself is owned entirely by Gilad Altshuler.

Besides his indirect 33.26% ownership of Altshuler Shaham., Mr. Altshuler also serves as an investment manager for pension funds managed by Altshuler Shaham Provident Funds and Pension Ltd. (“Altshuler Shaham Pension”), in which Altshuler Shaham holds an 80.75% equity interest, and as chief executive officer, an investment manager and a member of the investment committee of Altshuler Shaham Mutual Funds Management Ltd. (“Altshuler Shaham Mutual Funds”), a wholly-owned subsidiary of Altshuler Shaham that manages mutual funds.

Danny Yardeni serves as an assistant investment manager for the provident funds and pensions managed by Altshuler Shaham Pension and for the mutual funds managed by Altshuler Shaham Mutual Funds, as well as a director for Altshuler Shaham Mutual Funds.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	Altshuler Shaham— 19A Habarzel Street, Ramat Hahayal, Tel Aviv, 6971026, Israel
(ii)	Gilad Altshuler— 19A Habarzel Street, Ramat Hahayal, Tel Aviv, 6971026, Israel
(iii)	Danny Yardeni— 19A Habarzel Street, Ramat Hahayal, Tel Aviv, 6971026, Israel

Item 2(c).   Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Altshuler Shaham— Israel
(ii)	Gilad Altshuler— Israel
(iii)	Danny Yardeni— Israel

Item 2(d).   Title of Class of Securities:

This Amendment No. 3 relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.1 per share (“Ordinary Shares”), of the Issuer.

Item 2(e).   CUSIP Number

The CUSIP number of the Ordinary Shares is M15629 10 4.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

 If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.       Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Altshuler Shaham

(a)	Amount beneficially owned: 127,266 Ordinary Shares
(b)	Percent of class*: 0.4%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,686**
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 1,686**
(iv)	Shared power to dispose of or to direct the disposition of: 125,580***

II.	Gilad Altshuler

(a)	Amount beneficially owned: 125,580 Ordinary Shares*** #
(b)	Percent of class*: 0.4%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 125,580***

III.	Danny Yardeni

(a)	Amount beneficially owned: 125,580 Ordinary Shares***
(b)	Percent of class*: 0.4%
(c)	Number of shares as to which the person has:
(v)	Sole power to vote or to direct the vote: 0
(vi)	Shared power to vote or to direct the vote: 0
(vii)	Sole power to dispose of or to direct the disposition of: 0
(viii)	Shared power to dispose of or to direct the disposition of: 125,580***

*        All percentage ownership reflected in this Amendment No. 3 is based on 29,889,045 Ordinary Shares issued and outstanding (excluding 19,230 Ordinary Shares held by the Issuer as treasury stock) as of May 9, 2016 (as appearing in the Issuer’s proxy statement for its 2016 annual general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 9, 2016).

**     Consists of Ordinary Shares held by Altshuler Shaham in a nostro account for the benefit of its shareholders.

***   Consists of Ordinary Shares held by Altshuler Shaham Mutual Funds, a wholly-owned subsidiary of Altshuler Shaham. All of such Ordinary Shares are held in mutual funds that are managed by employees of Altshuler Shaham for the benefit of public investors and not for the economic benefit of Altshuler Shaham. Mr. Gilad Altshuler serves as Chief Executive Officer, an investment manager and a member of the investment committee for Altshuler Shaham Mutual Funds, and, in such capacities, may be deemed to share dispositive power (but lacks voting power) with respect to those Ordinary Shares.  Mr. Danny Yardeni serves as assistant investment manager for the mutual funds managed by Altshuler Shaham Mutual Funds and as a director for Altshuler Shaham Mutual Funds, and, as such, may also be deemed to share dispositive power (but lacks voting power) with respect to those Ordinary Shares.  Each of the Reporting Persons disclaims beneficial ownership of the Ordinary Shares reported herein except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

#       Excludes 1,686 Ordinary Shares held by Altshuler Shaham for the benefit of its shareholders.  While Gilad Altshuler holds an indirect economic interest in these additional Ordinary Shares, he does not possess any power to make decisions with respect to the voting or disposition of them.

Item 5.        Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

The various shareholders (direct and indirect) of Altshuler Shaham have the right to receive dividends from, and proceeds from the sale of, the 1,686 Ordinary Shares held by Altshuler Shaham in a nostro account for the benefit of its shareholders.

Various public investors have the right to receive dividends from, and proceeds from the sale of, the 125,580 Ordinary Shares held by Altshuler Shaham Mutual Funds in mutual funds.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.       Identification and Classification of Members of the Group.

Not applicable.

Item 9.       Notice of Dissolution of Group.

Not applicable.

Item 10.     Certifications.

Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTSHULER SHAHAM LTD. By: /s/ Ran Shaham Name: Ran Shaham Title: Co-Chief Executive Officer /s/ Gilad Altshuler GILAD ALTSHULER /s/ Danny Yardeni DANNY YARDENI

Dated: June 9, 2016
Page 9 of 10 Pages

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Original Statement)